SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 25 November 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



25 Nov 2003

                       Bank of Ireland Issue EUR600 million

                        Floating Rate Subordinated Bonds

                                  due Dec 2013



Bank of Ireland announced today that it has launched and priced an issue of EUR600 million floating rate subordinated bonds due 2013 ("the bonds").
The transaction is part of Bank of Ireland's normal capital management.
BNP Paribas and HSBC Bank plc are joint lead managers on the transaction with Davy Stockbrokers as co-manager.

The bonds have been priced with a coupon of 35 bps over 3 month Euribor and issued at 99.858%. Interest will be paid quarterly in arrears.

Application will be made to the London Stock Exchange for admission of the bonds to the Official List.



Enquires:

Brian Kealy, Head of Capital Management                003531 - 6043537

David Holden, Head of Group Corporate Communications   003531 - 6043833

Fiona Ross, Head of Investor Relations                 003531 - 6043501









                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 November 2003